Commission File Number 001-31914

Exhibit 99.1

CHINA LIFE INSURANCE COMPANY LIMITED

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 2628)

ANNOUNCEMENT

APPROVAL OF QUALIFICATIONS OF DIRECTORS AND SUPERVISOR BY CHINA INSURANCE REGULATORY COMMISSION

Reference is made to the announcement of China Life Insurance Company Limited (the “Company”) dated 18 August 2014 in relation to the election of Mr. Chang Tso Tung Stephen and Mr. Huang Yiping as Independent Non-executive Directors of the fourth session of the Board and the election of Ms. Xiong Junhong as a Shareholder Representative Supervisor of the fourth session of the Supervisory Committee at the first extraordinary general meeting 2014 of the Company (the “EGM”) held on the same day.

The Company has recently received the “Approval of Qualifications of Chang Tso Tung Stephen and the Others” issued by China Insurance Regulatory Commission (the “CIRC”). Pursuant to the approval, the qualifications of Mr. Chang Tso Tung Stephen and Mr. Huang Yiping as Independent Non-executive Directors and the qualification of Ms. Xiong Junhong as Supervisor have been approved by the CIRC. Their terms of service as Directors and Supervisor of the Company commenced on 20 October 2014. With effect from the same day, Mr. Chang Tso Tung Stephen serves as the Chairman of the Nomination and Remuneration Committee and a member of the Audit Committee, and Mr. Huang Yiping serves as the Chairman of the Strategy and Investment Decision Committee and a member of the Audit Committee. Please refer to the circular of the EGM dated 3 July 2014 and the supplemental notice of the EGM dated 1 August 2014 for the biographical details of Mr. Chang Tso Tung Stephen, Mr. Huang Yiping and Ms. Xiong Junhong.

By Order of the Board of
China Life Insurance Company Limited
Heng Victor Ja Wei
Company Secretary

Hong Kong, 23 October 2014

As at the date of this announcement, the Board comprises:

Executive Directors:	Yang Mingsheng, Lin Dairen, Su Hengxuan, Miao Ping
Non-executive Directors:	Miao Jianmin, Zhang Xiangxian, Wang Sidong
Independent Non-executive Directors:	Bruce Douglas Moore, Anthony Francis Neoh, Chang Tso Tung Stephen, Huang Yiping